

Mail Stop 3233

July 27, 2016

Via E-mail
Mr. Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458‑1634

> **Re:** **Senior Housing Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-15319**

Dear Mr. Siedel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Accounting for Investment in RMR Inc., page F-23

1.   Please tell us how you determined it was appropriate to record your investment in RMR Inc. at its estimated fair value. Also, please tell us how you determined it was appropriate to record a liability for the difference between your cash and share consideration and the estimated fair value. Finally, tell us how you determined it is appropriate to amortize the liability as a reduction in G&A expense. Within your response, please reference the authoritative accounting literature management relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Becky Chow at (202) 551-6524 or the undersigned at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities